Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes	$787,953	$467,913	$788,345	$725,595	$428,957
Fixed charges, as shown below	301,178	249,804	69,277	69,402	61,336
Equity in income of investees	(24,663)	(21,428)	(15,707)	(11,140)	(6,551)
Noncontrolling Interest–Gas	—	(11,845)	(27,425)	(43,191)	(25,038)
Adjusted Earnings (Loss)	$1,064,468	$684,444	$814,490	$740,666	$458,704

Fixed charges:
Interest on indebtedness, expensed or capitalized	$263,891	$218,425	$43,290	$48,345	$45,414
Interest within rent expense	37,287	31,379	25,987	21,057	15,922
Total Fixed Charges	$301,178	$249,804	$69,277	$69,402	$61,336

Ratio of Earnings to Fixed Charges	3.53	2.74	11.76	10.67	7.48